Exhibit 99.1

Glass House Brands Announces Intent to Restate Certain Historical Financial Statements

-    The periods affected are the 2021 and 2022 fiscal years and Q1 2023

-   The restatements are expected to have an immaterial impact on the Company’s gross profit, Adjusted EBITDA1 and the reported net cash provided by operating activities and no change to the cash balance for any of the restated periods

-  Q3 2023 and Q2 2023, during which the Company produced record high performance for several financial metrics, will not be affected by the restatement

-   Q4 2023 results, which will be reported in March, will also not be affected by the restatement

LONG BEACH, CA and TORONTO, March 5, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) announced today the intent to restate and reissue its financial statements for the fiscal years ended December 31, 2021 and 2022 and the interim period ended March 31, 2023 (“Restatement Period”) and any corresponding management's discussion and analyses (collectively, the "Restated Documents").

Management has determined the Company needs to restate the financial statements for certain revenue transactions processed through a distributor. These revenue transactions only impact the Company’s Consumer Products (CPG) and Retail business units. The Company also expects to restate the allocation of the purchase consideration for certain acquisitions that were made in 2022 and will assess the impairment of goodwill recognized during the quarter ended March 31, 2023 to determine if it should be recognized in 2022.

Kyle Kazan, Glass House Co-Founder, Chairman, and Chief Executive Officer said, “An issue was brought to our attention whereby we were questioned about how sales of our CPG brands into our stores were booked. During that time, we used Herbl as the distributor for our CPG sales to all third-party dispensaries along with our owned retail stores. As we never held any ownership or decision-making authority at Herbl which was the largest distributor in California, we accounted for the sales as third-party transactions. Upon further consideration, we have decided to restate our CPG sales into our stores during that time period as intercompany transactions. We expect this restatement will have an immaterial impact on our gross profit, Adjusted EBITDA and net cash used in operating activities.”

The Company’s Q3 2023 and Q2 2023 results, which produced record quarterly revenue, gross profit, adjusted EBITDA and net cash provided by operating activities will not be affected by the restatement. The effect of the restatements will also have no impact on the Company’s Q4 2023 results or ongoing operations.

The Company will restate the accounting for Glass House’s relationship with its CPG distributor during the Restatement Period for transactions between the distributor and Company-owned retail stores from a third-party distribution relationship to intercompany transactions. This will result in a reduction of wholesale CPG revenue and a similar reduction in costs associated with these transactions. In addition, the Company will reclassify the distribution fee paid to the distributor from cost of goods sold to a reduction in revenue. The effect of the restatement on consolidated gross profit is expected to be immaterial, and gross margin percentage will increase given the reduction to revenues and similar reduction to the cost of goods sold.

On March 28, 2023, Glass House ended the distribution arrangement with its CPG distributor and changed the relationship to a logistics-only agreement for delivery of Glass House products to retail dispensary customers including Company-owned stores. From that point on, all transactions between the Company's CPG business and its owned retail stores have been accounted for as intercompany transactions, and delivery fees have been treated as a cost of goods sold.

The Company also expects to restate the allocation of the purchase consideration for certain acquisitions that were made in 2022 and will assess the impairment of goodwill recognized during the quarter ended March 31, 2023 to determine if it should be recognized in 2022. This is primarily a timing adjustment that will affect net income in each period restated but will have no impact on the Company’s net cash provided by operating activities.

It is expected that the Restated Documents and the 2023 audited annual financial statements will be filed before the end of March. The adjustments set forth above remain preliminary and could change as a result of additional work performed in connection with the preparation of such Restated Documents. In addition, there may be other items in the Restated Documents that may be impacted by the restatement. All adjustments are subject to change until the Restated Documents are approved by the Company’s Audit Committee and Board of Directors and filed on SEDAR+.

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Income or Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

Adjusted EBITDA is discussed in this press release because management believes that, as a supplemental non-GAAP financial measure, it provides additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein and in the Company’s financial documents.

Footnotes and Sources:

1.	Adjusted EBITDA is a non-GAAP financial measure that is not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email- alerts/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation: information regarding the filing of the Restated Documents and the expected changes that will be included therein. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com